January 14, 2010

H. Christopher Owings Assistant Director Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Cryptologic Limited

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2008

Filed June 30, 2009

File No. 000-30224

Dear Mr. Owings:

This letter responds to the staff’s comments set forth in the December 29, 2009 letter regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed by Cryptologic Limited (the “Company”). For your convenience, the staff’s comments are included in italics below and we have numbered our responses accordingly.

Item 4. Information about the Company, page 13

D. Property Plants and Equipment, page 22

1.

We note your statement on page 13 that your subsidiary, WagerLogic has offices in Cyprus, Malta and the UK. The table of your principal leased properties on page 22, however, lists only an office in Cyprus. Please explain to us the manner in which you determine whether to include properties in the table.

Response:

The Company provides information regarding any material tangible fixed assets, including leased property. Materiality is determined based on the size of the location, dollar value of the lease and length of the lease. The Company has provided information on WagerLogic’s primary location in Nicosia, Cyprus with approximately 9,900 sq. ft. WagerLogic’s subsidiaries in the UK and Malta each lease less than 1,000 square feet. In total, the Company disclosed information on approximately 95% of the square footage it leases and approximately 93% of the dollar value of its leases.

Item 6. Directors, Senior Management and Employees, page 39

A. Directors and Senior Management, page 39

2.	We note that the table includes a reference to footnote 8, but that this footnote does appear below the table. Please revise.

Response:

The footnote referenced in the staff’s comment correlates to Mr. Gavagan’s position as director of the Company. The typographical error should properly have referred to footnote 6, which conveys that Mr. Gavagan would become Chairman of the Board of Directors following the June 2009 annual shareholder’s meeting.

Item 15. Controls and Procedures, page 68

3.

We note the description of the changes that you made to your internal control over financial reporting during the fiscal year ended December 31, 2008, as well as your statement that there were “not other changes in [your] internal control over financial reporting that occurred during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, [your] internal control over financial reporting.” Please confirm to us your conclusions regarding material changes in your internal control over financial reporting for the fiscal year ended December 31, 2008. In addition, in future filings please revise your disclosure to state, in clear and unqualified language, your conclusions regarding material changes in internal control over financial reporting. For example, if true, you may stat that there were no changes in internal control over financial reporting including the consideration of the identified matters, so long as you provide appropriate disclosure explaining how the changes were determined to be immaterial in light of identified matters. Or, if true, you may state that given the identified matters, there were material changes in the internal control over financial reporting. You should not, however, state the conclusion in your current disclosure, which appears to state that there were no material changes except to the extent that there were material changes.

Response:

The Company confirms that the description of changes referenced in the staff’s comment and conveyed in the two bullet points in the Company’s disclosure, represented changes in the Company’s internal control over financial reporting that materially affected, or were reasonably likely to material affect, the Company’s internal control over financial reporting during the fiscal year ended December 31, 2008. In future filings, consistent with the staff’s comment, the Company will more clearly and directly disclose whether any such changes occurred per Item 15(d) of Form 20-F.

Closing Response

On behalf of the Company, I hereby acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for reviewing the Company’s Annual Report on Form 20-F. If you have any further questions regarding our response letter, please contact me at +353-1-234-0416 or Brian Hadfield, Chief Executive Officer, at +353-1-234-0411.

Sincerely,

/s/ Stephen Taylor

Stephen B. Taylor

Chief Financial Officer

cc: David T. Mittelman, Esq.

Reed Smith LLP